

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/1,000th Interest in a share of 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share of TELEPHONE AND DATA SYSTEMS, INC. under the Exchange Act of 1934.

Sincerely,